(Summary Translation)
File Number: 82-2544

Amended Report for Annual Securities Report

October 1, 2007

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

1. Reason for submission

Due to amendments partially made to the Annual Securities Report ("Report") filed on June 29, 2007 for the fiscal year ended March 31, 2007, the amended report to the Report is filed in accordance with the Securities Law 24-2(1).

2. Matter(s) amended

I Corporate information

4. Company information
   6. Corporate Governance

6. Stock transfer information

3. Section(s) amended

I Corporate information

4. Company information
   6. Corporate Governance

   (Additions)

6. Stock transfer information

   (Before amendments)
   (After amendments)